Exhibit 99.1

News Release

For Immediate Release

Neill and Gunter joins Stantec

EDMONTON AB (October 19, 2007) TSX:STN; NYSE:SXC

Stantec announced today that it has completed the acquisition of Neill and Gunter, a full service consulting engineering firm with approximately 650 employees primarily located in Fredericton, New Brunswick; Halifax, Nova Scotia; and Portland, Maine, along with 10 other locations in the United States and Canada.

“We’re very pleased that the leadership and staff of Neill and Gunter are joining Stantec,” says Tony Franceschini, Stantec President & CEO. “They bring great depth to our Industrial practice, access to a new market in Atlantic Canada, and enhance our operations in New England.”

For over forty years, Neill and Gunter has provided consulting engineering services to heavy industry in the Power and Utilities, Oil and Gas, Pulp and Paper, Food and Beverage, Mining, and Composite Wood Products sectors.  Neill and Gunter brings to Stantec additional experience in the fields of environmental, transportation, municipal, manufacturing, and building services.

The acquisition includes all Neill and Gunter operating companies, including Neill and Gunter Limited in Fredericton, Neill and Gunter (Nova Scotia) Limited in Halifax, and Neill and Gunter, Incorporated in Portland. The three respective company presidents of the firms, Don Belliveau, Peter Rent, and William Shelley, are continuing with Stantec as Vice Presidents.

In regards to the transaction, the leadership team of Neill and Gunter says, “This is the next step in the evolution of our company. We now are part of a firm with global resources and access to markets across North America while our employees are gaining opportunities to work on different projects and grow their careers within the larger organization.”

For more information visit http://announcements.stantec.com/neillandgunter

Stantec provides professional design and consulting services in planning, engineering, architecture, surveying, economics, and project management. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through over 7,500 employees operating out of more than 100 locations in North America. Stantec trades on the TSX under the symbol STN and on the NYSE under the symbol SXC. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Stantec Media Relations Tel : (780) 917-7441 jay.averill@stantec.com	Neill and Gunter Contacts Don Belliveau (Fredericton) Tel: (506) 471-3238 Peter Rent (Halifax) Tel: (902) 434-7331 William Shelley (Portland) Tel: (207) 883-3355	Investor Contact Don Wilson Stantec Sr. Vice President & CFO Tel: (780) 917-7269 don.wilson@stantec.com

One Team. Infinite Solutions.